20	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)
(Unaudited)

	Note	March 31, 2015	December 31, 2014
Assets
Current assets
Accounts receivable	5(a)	$1,183,146	$1,304,252
Prepaid expenses		111,432	132,929
		1,294,578	1,437,181

Non-current assets
Reclamation deposits	9	105,535	105,535
Exploration and evaluation assets	7, 12	2,712,733	2,896,887
Property and equipment	8, 12	41,542,147	42,870,113
Deferred tax asset		1,641,916	1,641,916
Total assets		$47,296,909	$48,951,632

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$1,741,249	$5,897,643
Bank indebtedness	12	9,973,336	7,184,147
Total current liabilities		11,714,585	13,081,790

Non-current liabilities
Decommissioning obligations	9	5,208,673	5,177,607
		16,923,258	18,259,397

Shareholders’ Equity
Share capital	13	52,083,069	51,881,960
Share-based payment reserve	13(b)	2,639,773	2,513,122
Deficit		(24,349,191)	(23,702,847)
Total shareholders’ equity		30,373,651	30,692,235
Total liabilities and shareholders’ equity		$47,296,909	$48,951,632

Commitment	(Note 14)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

On Behalf of the Board of Directors

(signed) “Bruce McIntyre”	(signed) “Don Simmons”
Bruce McIntyre, Director	Don Simmons, Director

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	21

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)
(Unaudited)

		Three Months Ended March 31
	Note	2015	2014
Oil and natural gas revenue		$2,928,264	$3,564,036
Royalties		(241,711)	(551,669)
Net oil and natural gas revenue		2,686,553	3,012,367

Expenses
Production and operating		858,567	1,134,365
Exploration and evaluation	7	7,392	29,153
Depletion and depreciation	2 (e), 8	1,645,411	876,277
General and administrative	10, 13 (b)	682,453	273,740
		3,193,823	2,313,536
Results from operating activities		(507,270)	698,832
Finance expense	11	(139,075)	(75,755)
Gain on disposition		-	2,942
Net income (loss) and comprehensive income (loss) for the period	2 (e)	$(646,345)	$626,019
Income (loss) per share Basic and diluted	13 (d)	$(0.01)	$0.01

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Hemisphere Energy Corporation

22	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited)

		Three Months Ended March 31
	Note	2015	2014
Operating activities
Net income (loss) for the period	2 (e)	$(646,345)	$626,019
Items not affecting cash:
Depletion, depreciation and accretion	2 (e)	1,676,477	885,030
Gain on disposition		-	(2,942)
Share-based payments		219,010	-
Funds flow from operations		1,249,142	1,508,107

Changes in non-cash working capital	16	(420,990)	(707,573)
Cash provided by operating activities		828,152	800,534
Investing activities
Property and equipment expenditures		(111,015)	(3,768,218)
Exploration and evaluation expenditures		(22,274)	(649,098)
Proceeds from disposition of equipment		-	50,000
Changes in non-cash working capital	16	(3,592,801)	388,658
Cash used in investing activities		(3,726,090)	(3,978,658)
Financing activities
Shares issued for cash, net of issue costs		108,750	28,125
Changes in non-cash working capital	16	-	-
Cash provided by financing activities		108,750	28,125

Outflow of cash		(2,789,189)	(3,150,000)
Bank indebtedness, beginning of period		(7,184,147)	(4,500,000)
Bank indebtedness, end of period		$(9,973,336)	$(7,650,000)

Supplemental cash flow information	(Note 16)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	23

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)
(Unaudited)

		Number of		Share-based
		common		payment	Warrant
	Note	shares	Capital stock	reserve	reserve	Deficit	Total Equity
Balance, December 31, 2013	2 (e)	61,307,498	$42,127,674	$2,574,789	$204,479	$(22,568,372)	$22,338,570
Non-flow-through share issuance		13,333,500	10,000,125	-	-	-	10,000,125
Share-based payments		-	-	452,780	-	-	452,780
Share issuance costs, net of tax		-	(680,408)	-	-	-	(680,408)
Exercise of stock options		690,000	404,944	(184,094)	-	-	220,850
Expiry of stock options		-	-	(1,159)	-	1,159	-
Exercise of warrants		37,500	29,625	-	(1,500)	-	28,125
Expiry of warrants		-	-	(329,194)	(202,979)	532,173	-
Net loss for the year		-	-	-	-	(1,667,807)	(1,667,807)
Balance, December 31, 2014		75,368,498	$51,881,960	$2,513,122	$-	$(23,702,847)	$30,692,235

Balance, December 31, 2014		75,368,498	$51,881,960	$2,513,122	$-	$(23,702,847)	$30,692,235
Exercise of stock options	13 (b)	435,000	201,109	(92,359)	-	-	108,750
Share-based payments	13(b)	-	-	219,010	-	-	219,010
Net loss for the period		-	-	-	-	(646,345)	(646,345)
Balance, March 31, 2015		75,803,498	$52,083,069	$2,639,773	$-	$(24,349,191)	$30,373,651

Comparison with three months ended March 31, 2014:

		Number of		Share-based
		common		payment	Warrant
	Note	shares	Capital stock	reserve	reserve	Deficit	Total Equity
Balance, December 31, 2013	2 (e)	61,307,498	$42,127,674	$2,574,789	$204,479	$(22,568,372)	$22,338,570
Exercise of warrants		37,500	28,125	-	-	-	28,125
Expiry of warrants		-	-	(329,194)	(120,828)	450,022	-
Net income for the period	2 (e)	-	-	-	-	626,019	626,019
Balance, March 31, 2014	2 (e)	61,344,998	$42,155,799	$2,245,595	$83,651	$(21,492,331)	$22,992,714

The accompanying notes are an integral part of these financial statements.

Hemisphere Energy Corporation

24	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2015 and 2014
(Expressed in Canadian dollars)

1.	Nature and Continuance of Operations

Hemisphere Energy Corporation (the "Company") was incorporated under the laws of British Columbia on March 6, 1978. The Company’s principal business is the acquisition, exploration, development and production of petroleum and natural gas interests in Canada. It is a publicly traded company listed on the TSX Venture Exchange under the symbol "HME". The Company’s head office is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

2.	Basis of Presentation

(a)	Statement of compliance

These unaudited interim condensed financial statements ("Financial Statements") have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2014.

These financial statements were authorized for issuance by the Board of Directors on May 27, 2015.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments and share-based payments, which are stated at their fair values. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Functional and presentation currency

These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of estimates and judgments

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that may affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may materially differ from these estimates. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	25

The following are the accounting policies that are subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

Critical accounting judgments

Reserves

The estimate of oil and natural gas reserves is integral to the calculation of the amount of depletion charged to the statements of income (loss) and comprehensive income (loss) and is also a key determinant in assessing whether the carrying value of any of the Company’s development and production assets have been impaired. Changes in reported reserves can impact asset carrying values due to changes in expected future cash flows.

The Company’s Proved and Probable reserves are evaluated and reported on by independent reserve engineers at least annually in accordance with Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities ("NI 51-101"). Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated Proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves. Reserve estimation is based on a variety of factors including engineering data, geological and geophysical data, projected future rates of production, commodity pricing and timing of future expenditures, all of which are subject to significant judgment and interpretation.

Identification of cash-generating units ("CGUs")

The Company’s assets are aggregated into CGUs for the purpose of calculating impairment. CGUs are based on an assessment of the unit’s ability to generate independent cash inflows. The determination of these CGUs was based on management’s judgment in regards to shared infrastructure, geographical proximity, petroleum type and similar exposure to market risk and materiality.

Recoverability of asset carrying values

At each reporting date, the Company assesses its petroleum and natural gas properties and exploration and evaluation assets for possible impairment, to determine if there is any indication that the carrying amounts of the assets may not be recoverable. An assessment is also made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. Determination as to whether and how much an asset is impaired, or no longer impaired, involves management estimates on highly uncertain matters such as future commodity prices, discount rates, production profiles, operating costs, future capital costs and reserves. Changes in circumstances may impact these estimates which may impact the recoverable amount of assets. Any change in the impairment loss or reversal of impairment loss could have a material financial impact in future periods but future depletion expense would be impacted as a result.

Hemisphere Energy Corporation

26	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

Critical accounting estimates

Decommissioning obligations

Decommissioning costs will be incurred by the Company many years into the future. Amounts recorded for decommissioning obligations require the use of management’s best estimates of future decommissioning expenditures, expected timing of expenditures and future inflation rates. The estimates are based on internal and third party information and calculations are subject to changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions, and changes in clean up technology. Actual costs and outflows can differ from estimates and may have a material impact on earnings or financial position.

Business combination

Business combinations are accounted for using the acquisition method. Under this method, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of petroleum and natural gas properties based upon the estimation of recoverable quantities of Proved and Probable reserves being acquired.

Share-based payments

The Company measures the cost of its share-based payments to directors, officers, employees and consultants by reference to the fair value of the equity instruments using the Black-Scholes option pricing model at the date they are granted. The assumptions used in determining fair value include: expected life of the options, risk-free rates of return and stock price volatility. Changes to assumptions may have a material impact on the amounts presented.

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly, affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

(e)	Change in accounting policy

The Company changed its accounting for depleting its petroleum and natural gas properties during the year ended December 31, 2014. The Company changed from using the unit-of-production method based on production volumes in relation to total estimated Proved reserves to total estimated Proved and Probable reserves. The change in policy was applied retrospectively, and the comparative figures for the three months ended March 31, 2014 have been adjusted to reflect this change.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	27

3.	Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with IFRS and follow the same accounting policies as described in Note 3 of the Company’s audited annual financial statements for the year ended December 31, 2014. There have been no changes to the Company’s accounting policies since the Company’s audited annual financial statements for the year ended December 31, 2014 were issued.

4.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, changes in assumptions can significantly affect estimated fair values. At March 31, 2015, the Company's financial instruments include accounts receivable, reclamation deposits, bank indebtedness, and accounts payable and accrued liabilities.

The fair values of accounts receivable, reclamation deposits, accounts payable and accrued liabilities, and bank indebtedness approximate their carrying values due to the short-term maturity of these financial instruments.

5.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as credit risk, liquidity risk and market risk. This note presents information about the Company’s exposure to each of these risks. Management sets controls to manage such risks and monitors them on an ongoing basis pertaining to market conditions and the Company’s activities.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its payment obligations. This risk arises principally from the Company’s receivables from joint operators and oil and natural gas marketers, and reclamation deposits. The credit risk associated with reclamation deposits is minimized substantially by ensuring this financial asset is placed with major financial institutions with strong investment-grade ratings by a primary ratings agency. The credit risk associated with accounts receivable is mitigated as the Company monitors monthly balances to limit the risk associated with collections. The Company does not anticipate any default. There are no balances past due or impaired.

The maximum exposure to credit risk is as follows:

	As at
	March 31, 2015	December 31, 2014
Accounts receivable
Trade receivables	$1,103,127	$1,041,843
Receivable from joint operators	80,019	95,355
Reclamation deposits	105,535	105,535
	$1,288,681	$1,242,733

Hemisphere Energy Corporation

28	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

The Company sells the majority of its oil production to a single oil marketer and, therefore, is subject to concentration risk which is mitigated by management’s policies and practices related to credit risk, as discussed above. The Company has not historically experienced any collection issues with its oil marketer.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company.

At March 31, 2015, the Company had negative working capital of $10,420,007 (December 31, 2014 - $11,644,609) which included bank indebtedness of $9,973,336 (December 31, 2014 - $7,184,147). The Company funds its operations through production revenue and a demand operating credit facility (Note 12). All of the Company’s financial liabilities have contractual maturities of less than 90 days.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, other prices and interest rates will affect the value of the financial instruments. Market risk is comprised of interest rate risk, foreign currency risk, commodity price risk and other price risk.

(i)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Borrowings under the Company’s credit facilities are subject to variable interest rates. A one percent change in interest rates would not have a material effect on net income (loss) and comprehensive income (loss).

(ii)	Foreign currency risk

The Company’s functional and reporting currency is the Canadian dollar. The Company does not sell or transact in any foreign currency; however, commodity prices are largely denominated in United States dollars ("USD"), and as a result the prices that the Company receives are affected by fluctuations in the exchange rates between the USD and the Canadian dollar. The exchange rate effect cannot be quantified, but generally an increase in the value of the Canadian dollar compared to the USD will reduce the prices received by the Company for its crude oil and natural gas sales. The Company did not have any foreign exchange rate swaps or related contracts in place as at March 31, 2015.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	29

(iii)	Commodity price risk

Commodity prices for petroleum and natural gas are impacted by global economic events that dictate the levels of supply and demand, as well as the relationship between the Canadian dollar and the USD. Significant changes in commodity prices may materially impact the Company’s ability to raise capital. The Company has not entered into any commodity hedge contracts as at March 31, 2015.

(iv)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

6.	Capital Management

The Company manages its capital with the following objectives:

(a)

To ensure sufficient financial flexibility to achieve the Company’s ongoing business objectives including the replacement of production, funding of future growth opportunities and pursuit of accretive acquisitions; and

(b)	To maximize shareholder return through enhancing the Company’s share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the Company and industry in general. The capital structure of the Company is composed of shareholders’ equity and the undrawn component of the Company’s credit facilities. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing from the Company’s credit facilities, issuing new debt instruments or other financial or equity-based instruments, adjusting capital spending or disposing of assets. The capital structure is reviewed on an ongoing basis.

The Company’s capital structure as at March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015	December 31, 2014
Shareholders’ equity	$30,373,651	$30,692,235
Undrawn component of bank credit facilities	5,026,665	7,815,853
Total capital	$35,400,316	$38,508,088

As at March 31, 2015, the Company had total available credit facility of $15,000,000 (December 31, 2014 - $15,000,000) of which the Company had drawn $9,973,336 (December 31, 2014 - $7,184,147) (Note 11). The Company is subject to a financial covenant as described in Note 12.

Hemisphere Energy Corporation

30	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

7.	Exploration and Evaluation Assets

Exploration and evaluation assets consist of the Company’s exploration projects, which are pending the determination of Proved and Probable reserves. A transfer from exploration and evaluation assets to property and equipment is made when a well has come on production or an exploration project has been completed. As at March 31, 2015, the Company transferred $206,427 (December 31, 2014 - $993,271) to property and equipment.

Cost
Balance, December 31, 2013	$2,000,613
Additions	2,080,432
Exploration and evaluation expense	(190,887)
Transfer to property and equipment	(993,271)
Balance, December 31, 2014	$2,896,887
Additions	29,665
Exploration and evaluation expense	(7,392)
Transfer to property and equipment	(206,427)
Balance, March 31, 2015	$2,712,733

8.	Property and Equipment

	Petroleum and
Cost	Natural Gas	Other Equipment	Total
Balance, December 31, 2013	$39,119,038	$67,522	$39,186,560
Additions	22,482,341	46,970	22,529,311
Transfer from exploration and evaluation assets	993,271	-	993,271
Balance, December 31, 2014	$62,594,650	$114,492	$62,709,142
Additions	111,016	-	111,016
Transfer from exploration and evaluation assets	206,427	-	206,427
Balance, March 31, 2015	$62,912,093	$114,492	$63,026,585
Accumulated Depletion, Depreciation, Amortization and Impairment Losses
Balance, December 31, 2013	11,720,611	54,504	11,775,115
Charge for the year	5,353,585	7,404	5,360,989
Impairment loss	2,702,925	-	2,702,925
Balance, December 31, 2014	$19,777,121	$61,908	$19,839,029
Charge for the period	1,642,047	3,364	1,645,411
Balance, March 31, 2015	$21,419,197	$65,272	$21,484,439
Net Book Value
December 31, 2014	$42,817,529	$52,584	$42,870,113
March 31, 2015	$41,492,926	$49,220	$41,542,147

9.	Decommissioning Obligations

The Company’s decommissioning obligation is estimated based on its net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company uses Alberta Energy Regulator guidelines for determining abandonment and reclamation estimates.

The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning obligations as at March 31, 2015 is $5,923,892 (December 31, 2014 - $5,923,892). These payments are expected to be made over the next 38 years with the majority of costs to be incurred between 2022 and 2038. The discount factor, being the risk-free rate related to the liability, is 2.40% (December 31, 2014 - 2.40%) . Inflation of 1.70% (December 31, 2014 - 1.70%) has also been factored into the calculation. The Company also has $105,535 (December 31, 2014 - $105,535) in various reclamation bonds for its properties held by the British Columbia Ministry of Energy, Mines and Petroleum Resources.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	31

	March 31, 2015	December 31, 2014
Decommissioning obligations, beginning of period	$5,177,607	$2,011,282
Increase in estimated future obligations	-	3,099,549
Accretion expense	31,066	66,776
Decommissioning obligations, end of period	$5,208,673	$5,177,607

10.	General and Administrative Expenses

	Three Months Ended March 31
	2015	2014
Gross general and administrative	$470,902	$427,677
Capitalized general and administrative	(7,459)	(153,937)
Net general and administrative	$463,443	$273,740
Share-based payments	219,010	-
Total general and administrative	$682,453	$273,740

11.	Finance Income and Expense

	Three Months Ended March 31
	2015	2014
Finance expense:
Interest expense	$108,008	$63,943
Part XII.6 tax	-	3,059
Accretion of provision	31,067	8,753
Total	$139,075	$75,755

12.	Bank Indebtedness

The Company has a demand operating credit facility in the amount of $15,000,000 with Alberta Treasury Branches. The facility is secured by a general security agreement and a floating charge on all lands of the Company and is renewed annually. The facility bears interest at the bank’s prime rate plus 1.75%, as well as a standby charge for any undrawn funds.

Pursuant to the terms of the credit facility, the Company has provided a financial covenant that at all times its working capital ratio shall not be less than 1.0. The working capital ratio is defined under the terms of the credit facilities as current assets including the undrawn portion of the revolving operating demand line credit facility, to current liabilities, excluding any current bank indebtedness.

At March 31, 2015, the Company has drawn a total of $9,973,336 from its credit facility (December 31, 2014 - $7,184,147) and was in compliance with the above financial covenant.

Hemisphere Energy Corporation

32	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

13.	Share Capital

(a)	Authorized

Unlimited number of common shares without par value.

Issued and outstanding

As at March 31, 2015, the Company had 75,803,498 common shares issued and outstanding.

During the three months ended March 31, 2015, the Company issued 435,000 common shares for the exercise of incentive stock options at an exercise price of $0.25.

(b)	Stock options

The Company has a stock option plan in place and is authorized to grant stock options to officers, directors, employees and consultants whereby the aggregate number of shares reserved for issuance may not exceed 10% of the issued shares at the time of grant and 5% of the issued shares to each optionee. Stock options are non-transferable and have a maximum term of five years. Stock options terminate no later than 90 days (30 days for investor-related services) upon termination of employment or employment contract and one year in the case of retirement, death or disability. The grant price may not be less than the last closing price of the Company’s shares and not less than $0.10 per share.

During the three months ended ended March 31, 2015, the Company received gross proceeds of $108,750 from the exercise of 435,000 stock options at an exercise price of $0.25 each.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	33

Details of the Company’s stock options as at March 31, 2015 are as follows:

			Changes in the Period
		Balance				Balance	Balance
		Outstanding				Outstanding	Exercisable
Exercise	Expiry	December 31,			Expired/	March 31,	March 31,
Price	Date	2014	Granted	Exercised	Cancelled	2015	2015
$0.25	8-Mar-15	435,000	-	(435,000)	-	-	-
$0.26	30-Sep-15	490,000	-	-	-	490,000	490,000
$0.30	23-Dec-15	375,000	-	-	-	375,000	375,000
$0.30	27-Jan-16	200,000	-	-	-	200,000	200,000
$0.38	9-Feb-16	50,000	-	-	-	50,000	50,000
$0.40	26-May-16	475,000	-	-	-	475,000	475,000
$0.48	5-Jul-16	50,000	-	-	-	50,000	50,000
$0.70	8-Feb-17	1,500,000	-	-	-	1,500,000	1,500,000
$0.65	24-Apr-17	75,000	-	-	-	75,000	75,000
$0.61	5-Jul-17	425,000	-	-	-	425,000	425,000
$0.50	8-Mar-18	250,000	-	-	-	250,000	250,000
$0.55	6-Jan-19	660,000	-	-	-	660,000	660,000
$0.65	29-Sep-19	785,000	-	-	-	785,000	785,000
$0.61	7-Oct-19	200,000	-	-	-	200,000	200,000
$0.24	29-Jan-20	-	1,225,000	-	-	1,225,000	1,200,000
$0.39	1-Mar-20	-	100,000	-	-	100,000	100,000
		5,970,000	1,325,000	(435,000)	-	6,860,000	6,835,000
Weighted-average exercise price		$0.52	$0.25	$0.25	-	$0.49	$0.49

For the three months ended March 31, 2015, the Company recognized $219,010 (March 31, 2014 - $nil) in share-based payment expense from the granting of 1,325,000 incentive stock options (March 31, 2014 – nil) to directors, officers, employees and consultants of the Company, of which 1,300,000 vested immediately. On January 29, 2015, 25,000 stock options were granted to a company performing investor relations services at an exercise price of $0.24 each and vest 25% at each three-month interval from the grant date. As at March 31, 2015, no share-based payment expense was recognized for these stock options as they remained unvested.

The fair value of the granted stock options was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	March 31, 2015	March 31, 2014
Expected life (years)	5.00	-
Interest rate	0.79%	-
Volatility	91.71%	-
Dividend yield	0.00%	-
Fair value at grant date	$0.17	-

The weighted-average exercise price for stock options granted during the three months ended March 31, 2015 was $0.25 (March 31, 2014 - $nil). The forfeiture rate has been estimated at 0% (March 31, 2014 - nil).

During the three months ended March 31, 2015, the Company removed $92,359 (year ended December 31, 2014 - $184,094) from the share-based payment reserve and recorded a corresponding recovery in capital stock for exercised stock options.

Hemisphere Energy Corporation

34	Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate

(c)	Share purchase warrants

As at March 31, 2015, the Company had no outstanding share purchase warrants.

(d)	Loss per share

	Three Months Ended March 31
	2015	2014
Loss for the period	$(646,345)	$626,019
Weighted average number of common shares outstanding, basic	75,622,498	61,324,581
Dilutive stock options and share purchase warrants	-	1,800,972
Weighted average number of common shares outstanding, fully diluted	75,622,498	63,125,553
Loss per share, basic	$(0.01)	$0.01
Loss per share, fully diluted	$(0.01)	$0.01

For the three months ended March 31, 2015, the Company incurred a loss; therefore, dilutive stock options and share purchase warrants were nil (three months ended March 31, 2014 – 1,800,972).

14.	Commitment

The Company has a commitment to make monthly rental payments pursuant to the office rental agreement at its current location until May 30, 2018. The following table shows the Company’s rental commitment amounts for the next four fiscal years:

	2015	2016	2017	2018
Rental commitment	$143,420	$191,226	$191,226	$79,678

For the three months ended March 31, 2015, rent expense amounted to $47,570 (March 31, 2014 - $22,325).

15.	Related Party Transactions

For the three months ended March 31, 2015, the Company paid fees of $10,000 to a director of the Company. These fees were charged for services provided by the Chairman of the Company’s Board of Directors.

Hemisphere Energy Corporation

Q1 2015 INTERIM CONDENSED FINANCIAL STATEMENTS	35

Remuneration of key executive personnel, consisting of the Company’s officers, directors and Chairman, were awarded as follows for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31
	2015	2014
Short-term benefits	$205,000	$157,500
Share-based payments	$135,660	$-

No long-term benefits were paid to related parties.

16.	Supplemental Cash Flow Information

	Three Months Ended March 31
	2015	2014
Provided by (used in):
Accounts receivable	$130,436	$(524,931)
Prepaid expenses	21,497	(41)
Accounts payable and accrued liabilities	(4,165,724)	206,056
Total changes in non-cash working capital	$(4,013,791)	$(318,915)
Provided by (used in):
Operating activities	$(420,990)	$(707,573)
Investing activities	(3,592,801)	388,658
Financing activities	-	-
Total changes in non-cash working capital	$(4,013,791)	$(318,915)

Interest paid on the Company’s bank loan during the three months ended March 31, 2015 was $108,008 compared to $63,943 for the three months ended March 31, 2014.

17.	Subsequent Event

On May 19, 2015, the Company completed a strategic tuck-in acquisition of the remaining 15% working interest in 1.75 sections (1,120 acres) of land in Atlee Buffalo for a purchase price of $250,000. The Company now has 100% working interest in this land.

18.	Segmented Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development and production of petroleum and natural gas interests. The Company’s assets and activities are located in Canada.

Hemisphere Energy Corporation